UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2018 (Report No. 2)

Commission file number: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.

(Translation of registrant’s name into English)

3 Golda Meir

Ness Ziona 7414001 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Attached hereto and incorporated by reference herein is: (i) the Registrant’s press release issued on March 27, 2018, announcing its financial results for the fourth quarter and full year ended December 31, 2017, which is attached hereto as Exhibit 99.1; and (ii) the Registrant’s press release issued on March 28, 2018, announcing that it has successfully completed a multi-user trial with its Eye-NetTM accident prevention solution, which is attached hereto as Exhibit 99.2.

Exhibit No.	Description

99.1	Press release issued by Foresight Autonomous Holdings Ltd. on March 27, 2018, announcing its financial results for the fourth quarter and full year ended December 31, 2017.

99.2	Press release issued by Foresight Autonomous Holdings Ltd. on March 28, 2018, announcing that it has successfully completed a multi-user trial with its Eye-NetTM accident prevention solution.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foresight Autonomous Holdings Ltd.
(Registrant)

By:	/s/ Eli Yoresh
Name:	Eli Yoresh
Title:	Chief Financial Officer

Date: March 28, 2018

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